Correspondence

November 27, 2017

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attention:  Jonathan Burr

Re:	Silver Bull Resources, Inc. Registration Statement on Form S-1, filed November 9, 2017 File No. 333-221459

Dear Mr. Burr:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Silver Bull Resources, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on November 30, 2017, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Sean Fallis
Sean Fallis
Chief Financial Officer

cc: Brian Boonstra